UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 8, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

99.1   Press Release

Item 9. Regulation FD Disclosure

On July 8, 2004, Umpqua Holdings Corporation issued a press release announcing the date of its quarterly earnings conference call webcast. All information, including the press release attached as Exhibit 99.1, is not filed but considered furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: July 8, 2004   By: /s/ Kenneth E. Roberts
                            Kenneth E. Roberts
                            Assistant Secretary

EXHIBIT 99.1

Umpqua Holdings Corporation Announces Q2 2004 Earnings Release Conference Call Webcast

Portland, Ore., July 8 /PRNewswire-FirstCall/ -- Umpqua Holdings Corporation (Nasdaq: UMPQ), announces the following Webcast:

What: Umpqua Holdings Corporation Q2 2004 Earnings Release Conference Call Webcast

When: 07/15/04 at 1:00 p.m. Eastern

Where: http://www.firstcallevents.com/service/ajwz407719004gf12.html

How: Live over the Internet -- Simply log on to the web at the address above.

Contact: Steve Bellas, investor relations of Umpqua Holdings Corp., +1-503-546-2495, or fax, +1-503-546-2498, or stevebellas@umpquabank.com.

Umpqua Holdings Corporation is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 64 stores throughout Oregon and Southwest Washington. The bank was named #1 on "The 100 Best Companies to Work For in Oregon" large companies list for 2004 by Oregon Business Magazine. Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc. which has 14 locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Additionally, Umpqua Holdings' Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Oregon. For more information, visit www.umpquaholdingscorp.com.